As Filed with the Securities and Exchange Commission
                               July 11, 1997

                                   1933 Act Registration No. 333-30053

                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549

                                 FORM N-14

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

    Pre-Effective Amendment No.   1       Post-Effective Amendment No.  ___
                                 ---
THORNBURG LIMITED TERM MUNICIPAL FUND, INC.
--------------------------------------------------
(Exact Name of Registrant as Specified in Charter)

119 East Marcy Street, Suite 202, Santa Fe, NM   87501
----------------------------------------------   -----
(Address of Principal Executive Offices)         (Zip Code)

Area Code and Telephone Number:  (505) 984-0200
                                 --------------
H. Garrett Thornburg, Jr.
119 East Marcy Street, Suite 202
Santa Fe, New Mexico  87501
---------------------------------------
(Name and Address of Agent for Service)

Charles W. N. Thompson, Jr.
White, Koch, Kelly & McCarthy, P. A.
Post Office Box 787
Santa Fe, New Mexico  87504-0787
------------------------------------
(Copies of all Correspondence)

     Approximate date of proposed public offering: As soon as possible after this Registration Statement becomes effective.

     The Registrant has registered an indefinite amount of securities under the Securities Act of 1933 pursuant to Rule 24(f) under the Investment Company Act of 1940. Accordingly, no fee is payable herewith. Registrant filed the notice required by Rule 24f-2 with respect to its fiscal year ended June 30, 1996 on August 26, 1996.
---------------------------------------------------------------------------

     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

                              EXPLANATORY NOTE


The Registrant is filing as portions of this Registration Statement two combined Prospectus/Proxy Statements, which relate respectively to two of its separate series, THORNBURG LIMITED TERM MUNICIPAL FUND NATIONAL PORTFOLIO and THORNBURG LIMITED TERM MUNICIPAL FUND CALIFORNIA PORTFOLIO. Accordingly, this Registration Statement is organized as follows:

    (a) Cross Reference Sheet with respect to Thornburg Limited Term Municipal Fund National Portfolio

    (b) Cross Reference Sheet with respect to Thornburg Limited Term Municipal Fund California Portfolio

    (c)    Letter to Shareholders of Mackenzie Limited Term Municipal Fund

    (d)    Letter to Shareholders of Mackenzie California Municipal Fund

    (e)    Supplemental Letter to Mackenzie Shareholders

    (f) Notice of Special Meeting of Shareholders of Mackenzie Limited Term Municipal Fund

    (g)    Notice of Special Meeting of Shareholders of Mackenzie
           California Municipal Fund

    (h) Prospectus/Proxy Statement respecting the proposed acquisition of substantially all of the assets of Mackenzie Limited Term Municipal Fund by Thornburg Limited Term Municipal Fund National Portfolio (together with Exhibits A and B)

    (i) Prospectus/Proxy Statement respecting the proposed acquisition of substantially all of the assets of Mackenzie California Municipal Fund by Thornburg Limited Term Municipal Fund California Portfolio (together with Exhibits A and B)

    (j) Statement of Additional Information relating to the acquisition of the assets of Mackenzie Limited Term Municipal Fund

    (k) Statement of Additional Information relating to the acquisition of the assets of Mackenzie California Municipal Fund

    (l)    Part C Information

    (m)    Exhibits

    Items (c), (d), (e), (f), (g), (h), (i) and (j) are each incorporated herein by reference from the item of the same name filed as part of the Registrant's Registration Statement on Form N-14 filed on June 25, 1997. Items (k) and (l) are filed herewith.

                THORNBURG LIMITED TERM MUNICIPAL FUND, INC.
         (Thornburg Limited Term Municipal Fund National Portfolio)
                      Form N-14 Cross Reference Sheet

Part A.                                          Prospectus/Proxy Statement
Item No. and Caption                             Statement Caption

1.   Beginning of Registration Statement         Cover Page
     and Outside Front Cover Page of
     Prospectus

2.   Beginning and Outside Back Cover of         Table of Contents
     Prospectus

3.   Fee Table, Synopsis Information and         Summary of the Proposed
     Risk Factors                                Reorganization; Principal
                                                 Risk Factors; Comparative
                                                 Fee Table; Comparison of
                                                 Investment Objectives,
                                                 Policies and Restrictions
                                                 of Mackenzie and Thornburg
                                                 Funds; Purchase,
                                                 Redemption and Exchange
                                                 Procedures of Mackenzie
                                                 and Thornburg Funds;
                                                 Comparative Information on
                                                 Shareholder Rights

4.   Information About the Transaction           Summary of the Proposed
                                                 Reorganization;
                                                 Information About the
                                                 Reorganization

5.   Information About the Registrant            Summary of the Proposed
                                                 Reorganization; Investment
                                                 Advisers and Distributors
                                                 of Mackenzie and Thornburg
                                                 Funds; Comparison of
                                                 Investment Objectives,
                                                 Policies and Restrictions
                                                 of Mackenzie and Thornburg
                                                 Funds; Principal Risk
                                                 Factors; Fees and Expenses
                                                 of Mackenzie and Thornburg
                                                 Thornburg Funds;
                                                 Comparative Fee Table;
                                                 Purchase, Redemption and
                                                 Exchange Procedures for
                                                 Mackenzie and Thornburg
                                                 Funds; Dividend Policies
                                                 of the Mackenzie and
                                                 Thornburg Funds;
                                                 Comparative Information on
                                                 Shareholder Rights;
                                                 Additional Information
                                                 About Mackenzie and
                                                 Thornburg Funds.

6.   Information About the Company               Summary of the Proposed
     Being Acquired                              Reorganization; Investment
                                                 Advisers and Distributors
                                                 of Mackenzie and Thornburg
                                                 Funds; Comparison of
                                                 Investment Objectives,
                                                 Policies and Restrictions
                                                 of Mackenzie and Thornburg
                                                 Funds; Principal Risk
                                                 Factors; Fees and Expenses
                                                 of Mackenzie and Thornburg
                                                 Funds; Comparative Fee
                                                 Table; Purchase,
                                                 Redemption and Exchange
                                                 Procedures of Mackenzie
                                                 and Thornburg Funds;
                                                 Dividend Policies of
                                                 Mackenzie and Thornburg
                                                 Funds; Comparative
                                                 Information on Shareholder
                                                 Rights; Additional
                                                 Information about
                                                 Mackenzie and Thornburg
                                                 Funds.

7.   Voting Information                          Information About the
                                                 Reorganization; Voting
                                                 Information

8.   Interest of Certain                         Not Applicable
     Persons and Experts

9.   Additional Information Required for         Not Applicable
     Reoffering by Persons Deemed to be
     Underwriters


Part B.                                          Statement of Additional
Item No. and Caption                             Information Caption

10.  Cover Page                                  Cover Page

11.  Table of Contents                           Not Applicable

12.  Additional Information About Registrant     Statement of Additional
                                                 Information of Thornburg
                                                 Limited Term Municipal
                                                 Fund, Inc., November 1,
                                                 1996, as revised
                                                 May 6, 1997.

13.  Additional Information About the Company    Statement of Additional
     Being Acquired                              Information of Mackenzie
                                                 Series Trust, dated
                                                 October 25, 1996.

14.  Financial Statements                        Annual Report of Thornburg
                                                 Limited Term Municipal
                                                 Fund National Portfolio,
                                                 June 30, 1996; Semiannual
                                                 Report of Thornburg
                                                 Limited Term Municipal
                                                 Fund National Portfolio,
                                                 December 31, 1996;
                                                 Annual Report of Mackenzie
                                                 Limited Term Municipal
                                                 Fund, June 30, 1996;
                                                 Semiannual Report of
                                                 Mackenzie Limited Term
                                                 Municipal Fund,
                                                 December 31, 1996.

                                  Part C

Information required to be included in Part C is set forth under the appropriate item, so numbered, in Part C of this Registration Statement.

                THORNBURG LIMITED TERM MUNICIPAL FUND, INC.
        (Thornburg Limited Term Municipal Fund California Portfolio)
                      Form N-14 Cross Reference Sheet

Part A.                                          Prospectus/Proxy Statement
Item No. and Caption                             Statement Caption

1.   Beginning of Registration Statement         Cover Page
     and Outside Front Cover Page of
     Prospectus

2.   Beginning and Outside Back Cover of         Table of Contents
     Prospectus

3.   Fee Table, Synopsis Information and         Summary of the Proposed
     Risk Factors                                Reorganization; Principal
                                                 Risk Factors; Comparative
                                                 Fee Table; Comparison of
                                                 Investment Objectives,
                                                 Policies and Restrictions
                                                 of Mackenzie and Thornburg
                                                 Funds; Comparative
                                                 Information on Shareholder
                                                 Rights

4.   Information About the Transaction           Summary of the Proposed
                                                 Reorganization;
                                                 Information About the
                                                 Reorganization

5.   Information About the Registrant            Summary of the Proposed
                                                 Reorganization; Investment
                                                 Advisers and Distributors
                                                 of Mackenzie and Thornburg
                                                 Funds; Comparison of
                                                 Investment Objectives,
                                                 Policies and Restrictions
                                                 of Mackenzie and Thornburg
                                                 Funds; Principal Risk
                                                 Factors; Fees and Expenses
                                                 of Mackenzie and Thornburg
                                                 Funds; Comparative Fee
                                                 Table; Purchase,
                                                 Redemption and Exchange
                                                 Procedures for the
                                                 Mackenzie and Thornburg
                                                 Funds; Dividend Policies
                                                 of Mackenzie and
                                                 Thornburg Funds;
                                                 Comparative Information on
                                                 Shareholder Rights;
                                                 Additional Information
                                                 About Mackenzie and
                                                 Thornburg Funds.

6.   Information About the Company               Summary of the Proposed
     Being Acquired                              Reorganization; Investment
                                                 Advisers and Distributors
                                                 of Mackenzie and Thornburg
                                                 Funds; Comparison of
                                                 Investment Objectives,
                                                 Policies and Restrictions
                                                 of Mackenzie and Thornburg
                                                 Funds; Principal Risk
                                                 Factors; Fees and Expenses
                                                 of Mackenzie and Thornburg
                                                 Funds; Comparative Fee
                                                 Table; Purchase,
                                                 Redemption and Exchange
                                                 Procedures of Mackenzie
                                                 and Thornburg Funds;
                                                 Dividend Policies of
                                                 Mackenzie and Thornburg
                                                 Funds; Comparative
                                                 Information on Shareholder
                                                 Rights; Additional
                                                 Information about
                                                 Mackenzie and Thornburg
                                                 Funds.

7.   Voting Information                          Information About the
                                                 Reorganization; Voting
                                                 Information

8.   Interest of Certain                         Not Applicable
     Persons and Experts

9.   Additional Information Required for         Not Applicable
     Reoffering by Persons Deemed to be
     Underwriters


Part B.                                          Statement of Additional
Item No. and Caption                             Information Caption

10.  Cover Page                                  Cover Page

11.  Table of Contents                           Not Applicable

12.  Additional Information About Registrant     Statement of Additional
                                                 Information of Thornburg
                                                 Limited Term Municipal
                                                 Fund, Inc., November 1,
                                                 1996, as revised
                                                 May 6, 1997.

13.  Additional Information About the Company    Statement of Additional
     Being Acquired                              Information of Mackenzie
                                                 Series Trust, dated
                                                 October 25, 1996.

14.  Financial Statements                        Annual Report of Thornburg
                                                 Limited Term Municipal
                                                 Fund California Portfolio,
                                                 June 30, 1996; Semiannual
                                                 Report of Thornburg
                                                 Limited Term Municipal
                                                 Fund California Portfolio,
                                                 December 31, 1996;
                                                 Annual Report of Mackenzie
                                                 California Municipal Fund,

                                                 June 30, 1996; Semiannual
                                                 Report of Mackenzie
                                                 California Municipal Fund,
                                                 December 31, 1996.

                                                 Pro forma financial
                                                 statements

                                  Part C

Information required to be included in Part C is set forth under the appropriate item, so numbered, in Part C of this Registration Statement.

<PAGES>

                    STATEMENT OF ADDITIONAL INFORMATION
               Relating to the Acquisition of the Assets of
                   MACKENZIE CALIFORNIA MUNICIPAL FUND
                    a series of MACKENZIE SERIES TRUST
                        Via Mizner Financial Plaza
                         700 South Federal Highway
                        Boca Raton, Florida  33432
                              (800) 456-5111


     This Statement of Additional Information, relating specifically to the proposed acquisition of substantially all of the assets of Mackenzie California Municipal Fund, a series of Mackenzie Series Trust, by Thornburg Limited Term Municipal Fund California Portfolio ("Thornburg Fund"), a series of Thornburg Limited Term Municipal Fund, Inc., in exchange solely for Class A voting shares of Thornburg Fund, consists of this cover page and the following documents, each of which is attached hereto and incorporated by reference herein:

     1. Thornburg Limited Term Municipal Fund, Inc. Statement of Additional Information dated November 1, 1996, as revised May 6, 1997;

     2. Mackenzie Series Trust Statement of Additional Information dated October 25, 1996;

     3. Thornburg Limited Term Municipal Fund California Portfolio Annual Report, June 30, 1996;

     4. Thornburg Limited Term Municipal Fund California Portfolio Semiannual Report, March 31, 1997;

     5.   Mackenzie California Municipal Fund Annual Report, June 30, 1996;

     6.   Mackenzie California Municipal Fund Semiannual Report,
December 31, 1996; and

     7.   Pro Forma Financial Statements.

     The financial statements of Mackenzie California Municipal Fund contained in its Annual Report to shareholders for the fiscal year ended June 30, 1996 have been audited by Coopers & Lybrand, L.L.P., that Fund's independent auditors. The financial statements of Thornburg Limited Term Municipal Fund California Portfolio contained in its Annual Report to shareholders for the fiscal year ended June 30, 1996 have been audited by McGladrey & Pullen, LLP, that Fund's independent auditors.

     This Statement of Additional Information is not a prospectus. A Prospectus/Proxy Statement dated _______________, 1997 relating to the above referenced acquisition may be obtained from Thornburg Limited Term Municipal Fund, Inc. at the number and address shown above. This Statement of Additional Information relates to, and should be read with, the Prospectus/Proxy Statement.

     The date of this Statement of Additional Information is _____________, 1997.

Item 1 is incorporated herein by reference from the Statement of Additional Information Relating to the Acquisition of the Assets of Mackenzie California Municipal Fund, a series of Mackenzie Series Trust, filed as part of the Registrant's Registration Statement on Form N-14 on June 25, 1997.

Item 2 is incorporated herein by reference from the Statement of Additional Information Relating to the Acquisition of the Assets of Mackenzie California Municipal Fund, a series of Mackenzie Series Trust, filed as part of the Registrant's Registration Statement on Form N-14 on June 25, 1997.

Item 3 is incorporated herein by reference from the Statement of Additional Information Relating to the Acquisition of the Assets of Mackenzie California Municipal Fund, a series of Mackenzie Series Trust, filed as part of the Registrant's Registration Statement on Form N-14 on June 25, 1997.

Item 4 is incorporated herein by reference from the Statement of Additional Information Relating to the Acquisition of the Assets of Mackenzie California Municipal Fund, a series of Mackenzie Series Trust, filed as part of the Registrant's Registration Statement on Form N-14 on June 25, 1997.

Item 5 is incorporated herein by reference from the Statement of Additional Information Relating to the Acquisition of the Assets of Mackenzie California Municipal Fund, a series of Mackenzie Series Trust, filed as part of the Registrant's Registration Statement on Form N-14 on June 25, 1997.

Item 6 is incorporated herein by reference from the Statement of Additional Information Relating to the Acquisition of the Assets of Mackenzie California Municipal Fund, a series of Mackenzie Series Trust, filed as part of the Registrant's Registration Statement on Form N-14 on June 25, 1997.

Item 7 is filed herewith.


<PAGES>

THORNBURG LIMITED TERM MUNICIPAL FUND, INC. - CALIFORNIA PORTFOLIO
PRO FORMA COMBINING STATEMENT OF ASSETS AND LIABILITIES
December 31, 1996
(Unaudited)
                             Thornburg     Mackenzie    Pro Forma     Pro Forma
                             California    California   Adjustments   Combined
                             ----------    ----------   -----------   ---------
ASSETS
Investments, at value
 (Cost-Thornburg $96,725,034;
  Mackenzie $30,085,732)      $ 98,959,644 $ 31,504,986 $             $130,464,630
Cash                                66,640      204,997                    271,637
Interest receivable              1,717,918      545,656                  2,263,574
Other                               72,828       23,390                     96,218
                               -----------  -----------  -----------  ------------
Total assets                   100,817,030   32,279,029                133,096,059
                               ---------------------------------------------------
LIABILITIES
Payable for securities
 purchased                       2,719,666                               2,719,666
Dividends payable                  124,784                                 124,784
Accrued expenses and other          85,635       19,436                    105,071
Accounts payable investment adviser 62,055       15,140                     77,195
                                ----------    ---------  -----------  ------------
Total liabilities                2,992,140       34,576                  3,026,716
                                --------------------------------------------------
NET ASSETS                     $97,824,890  $32,244,453   $           $130,069,343
                               ===========  ===========   ==========  ============

Net assets consist of:
Paid-in capital                $96,513,092  $30,897,971   $           $127,411,063
Accumulated net realized loss     (922,812)     (21,634)                  (944,446)
Distribution in excess of net
investment income                  (51,138)                                (51,138)
Net unrealized appreciation      2,234,610    1,419,254                  3,653,864
                                ----------   ----------    ----------  -----------
                               $97,824,890  $32,244,453    $        0 $130,069,343
                               ===================================================

Class A Shares:
Net assets applicable to class $93,941,397  $31,013,307    $1,231,146 $126,185,850
Fund shares outstanding          7,371,948    3,044,330(3h) 2,530,962   12,947,240
Net asset value per share            12.74        10.19                      22.93

Class B Shares:
Net assets applicable to class $            $ 1,231,146   $(1,231,146)  $
Fund shares outstanding                         120,835      (120,835)
Net asset value per share                         10.19

Class C Shares:
Net assets applicable to class $ 3,883,493  $             $             $3,883,493
Fund shares outstanding            304,492                                 304,492
Net asset value per share            12.75                                   12.75


See Notes to Pro Forma Financial Statements.

THORNBURG LIMITED TERM MUNICIPAL FUND, INC. - CALIFORNIA PORTFOLIO
PRO FORMA COMBINING STATEMENT OF OPERATIONS
Year Ended December 31, 1996
(Unaudited)
                             Thornburg   Mackenzie   Pro Forma    Pro Forma
                             California  California  Adjustments  Combined
                             ----------  ----------  -----------  ---------
INVESTMENT INCOME
Interest income
 (net of premium amortized)  $5,469,751  $2,152,741  $            $7,622,492

EXPENSES
Investment advisory fees        618,182     191,298(3a)   27,716     837,196
Distribution and service fees:
   Class A Shares               179,950      84,078(3b)    2,894     266,922
   Class B Shares                            11,577(3b)  (11,577)
   Class C Shares                14,608                               14,608
Administration fees:
   Class A Shares                59,576      33,625(3c)    4,185      97,386
   Class B Shares                             1,157(3c)   (1,157)
   Class C Shares                 1,948                                1,948
Transfer agent fees              69,381      28,030                   97,411
Custodian fees                   63,397       4,230                   67,627
Professional fees                17,747      28,764(3d)  (20,000)     26,511
Accounting fees                  16,242      46,227(3e)  (40,500)     21,969
Other                            21,065      33,272(3f)   (5,000)     49,337
                              ---------     -------      --------  ---------
     Total expenses           1,062,096     462,258      (43,439)  1,480,915


Less:
 Expenses reimbursed by
   investment adviser           (63,883)    (68,323)(3g) (43,548)   (175,754)
 Fees paid indirectly            (2,572)     (2,572)
                              -----------------------------------------------
     Net expenses               998,213     391,363      (86,987)  1,302,589
                              -----------------------------------------------
     Net investment income    4,471,538   1,761,378       86,987   6,319,903

Realized and unrealized gain
 on investments

Net realized gain (loss)
 on investments sold            (18,441)    685,425                  666,984
Increase in unrealized
 appreciation (depreciation)
 of investments                (335,740) (1,386,643)              (1,722,383)
                              -----------------------------------------------
NET realized and unrealized
 gain (loss) on investments    (354,181)   (701,218)              (1,055,399)
Net increase in net assets
 resulting from operations   $4,117,357  $1,060,160      $86,987  $5,264,504
                             ===============================================

See Notes to Pro Forma Financial Statements.

THORNBURG LIMITED TERM MUNICIPAL FUND, INC. - CALIFORNIA PORTFOLIO

NOTES TO PRO FORMA FINANCIAL STATEMENTS
-------------------------------------------------------------------
Note 1.   Basis Presentation

The pro forma financial statements give effect to the proposed combination of Thornburg Limited Term Municipal Fund, Inc. - California Portfolio (Thornburg) and MacKenzie California Municipal Fund series of MacKenzie Series Trust (MacKenzie), pursuant to a Plan of Reorganization, under which all the assets of MacKenzie will be transferred to Thornburg in exchange solely for Thornburg shares and the assumption of all the liabilities of MacKenzie as of the "closing date".

The Reorganization will be accounted for as a tax free business
combination.   In accordance with the method of accounting for
such combinations of investment companies, the historical cost basis of the investment securities acquired from MacKenzie will be carried forward to Thornburg, and the statements of operations, changes in net assets and the financial highlights are not restated. The number of Thornburg shares to be issued in the combination will be determined by dividing the value of the total net assets of MacKenzie on the closing date by the net asset value per share of Thornburg.

(b) The pro forma statement of operations, excludes by, adjustment certain expenses which would have been eliminated upon the effectiveness of the proposed combination; and reflects adjustments for expense waiver and/or reimbursement provisions effective following the Reorganization. The pro forma statement of operations does not necessarily reflect the result of operations as they would have been had Thornburg and MacKenzie constituted a singe entity during the 12 months ended December 31, 1996.

(c) The pro forma portfolio of investments, the pro forma statement of operation and the pro forma statement of assets and liabilities should be read in conjunction with the historical financial statements of Thornburg and MacKenzie.


Note 2.   Significant Accounting Policies

Significant accounting policies of the Fund are as follows:

Valuation of Investments: In determining the net asset value of the portfolio, the Fund utilizes an independent pricing service approved by the Board of Directors. Debt investment securities have a primary market over the counter and are valued on the basis of valuations furnished by the pricing service. The pricing service values portfolio securities at quoted bid prices or the yield equivalents when quotations are not readily available. Securities for which quotations are not readily available are valued at fair value as determined by the pricing service using methods which include consideration of yields or prices of municipal obligations of comparable quality; type of issue, coupon, maturity and rating; indications as to value from dealers, and general market conditions. The valuation procedures used by the pricing service and the portfolio valuations received by the Portfolio are reviewed by the officers of the Fund under the general supervision of the Board of Directors. Short term obligations having remaining maturities of 60 days or less are valued at amortized cost, which approximates market value.

Federal Income Taxes: It is the policy of the Fund to comply with the provisions of the Internal Revenue Code applicable to "regulated investment companies" and to distribute all of its taxable (if any) and tax-exempt income to its shareholders. Therefore, no provision for Federal Income tax is required.

When-issued and Delayed Delivery Transactions: The Fund may engage in when-issued or delayed delivery transactions. To the extent the Fund engages in such transactions, it will do so for the purpose of acquiring portfolio securities consistent with its investment objectives and not for the purpose of investment leverage or to speculate on interest-rate changes. At the time the Fund makes a commitment to purchase a security for the portfolio on a when-issued basis, it will record the transaction
and reflect the value in determining its net asset value.   When
effecting such transactions, assets of the Fund of an amount sufficient to make payment for the portfolio securities to be purchased will be segregated on the Fund's records on the trade date. Securities purchased on a when-issued or delayed delivery basis do not earn interest until the settlement date.

Dividends: Net investment income of the Fund is declared daily as a dividend on shares for which the Fund has received payment.
 Dividends are paid monthly and are reinvested in additional shares of the Fund at net asset value per share at the close of business on the dividend payment date, or, at the shareholder's option, paid in cash. Net capital gains, to the extent available, will be distributed annually.

General: Securities transactions are accounted for on a trade-date basis. Interest income is accrued as earned.
Premiums and original-issue discounts on securities purchased are amortized to call dates or maturity dates of the respective securities. Realized gains and losses from the sale of securities are recorded on an identified cost basis.

Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of increases and decreases in net assets from operations during the reporting period. Actual results could differ from those estimates.

Fees Paid Indirectly: Mackenzie has an arrangement whereby a certain percentage of quarterly cumulative credits resulting from cash balances on deposit with the custodian are used to offset custody fees, including transaction and out-of -pocket expenses.

Note 3.   Details of Pro Forma Adjustments

(a) Investment Advisory Fees - To reflect the pro forma investment advisory fee.

(b) Distribution and service fees - To reflect the pro forma distribution and service fees.

(c)     Administration fees - To reflect the pro forma administrative fee.

(d)     Professional fees - Elimination of duplicative expenses.

(e)     Accounting fees - Elimination of duplicative expenses.

(f)     Other - Elimination of duplicative trustees fees.

(g) Expenses reimbursed by investment adviser - To reflect Thornburg's expense reimbursement on the pro forma combined average net assets.

(g) Shares Outstanding - Class A shares of Thornburg issued in exchange for the net assets of Mackenzie

Part C
Other Information
-----------------

Item 15.  Indemnification
-------------------------

     Reference is made to Article EIGHTH and paragraphs (e) and (f) of Article SEVENTH of the Registrant's Articles of Incorporation previously filed as Exhibit 1, to Article X of the Registrant's By-Laws previously filed as Exhibit 2 and to Section 2-418 of the Maryland General Corporation Law.

     Reference is also made to Section 7 of the Distribution Agreement previously filed as Exhibit 6(a).

     The directors and officers (the "insureds") of both the Registrant and the Adviser are insured under a joint directors and officers liability policy. The policy covers amounts which the insureds become legally obligated to pay by reason of any act, error, omission, misstatement, misleading statement or neglect or breach of duty in the performance of their duties as directors, trustees and officers. In addition, the policy covers the Registrant and the Adviser to the extent that they have legally indemnified the insureds for amounts incurred by the insureds as described in the preceding sentence. The coverage excludes amounts that the insureds become obligated to pay by reason of conduct which constitutes willful misfeasance, bad faith, gross negligence or reckless disregard of the insured's duty.

     The application for the foregoing provisions is limited by the following undertaking set forth in the rules promulgated by the Securities and Exchange commission:

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policies expressed in such Act and that if a claim for indemnification against such liabilities other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in such Act and will be governed by the final adjudication of such issue.

Item 16.  Exhibits
------------------

     (1) Articles of Incorporation, as amended, filed as exhibit (1) to original Registration Statement on Form N-14 on June 25, 1997, and incorporated herein by reference.

     (2) By-laws, filed as exhibit (2) to original Registration Statement on Form N-14 on June 25, 1997, and incorporated herein by reference.

     (3)  Not applicable.

     (4) Agreement and Plan of Reorganization - filed as Exhibit A to each of the Prospectus/Proxy Statements, filed with original Registration Statement on Form N-14 on June 25, 1997, and incorporated herein by reference.

     (5)  Not applicable.

     (6) (a) Form of Restated Investment Advisory Agreement incorporated by reference from post-effective amendment no. 25 to registrant's Registration Statement on Form N-1A, filed August 30, 1996

          (b) Form of Administrative Services Agreement, incorporated by reference from post-effective amendment no. 25 to registrant's Registration Statement on Form N-1A, filed August 30, 1996

     (7)  Form of Underwriting Agreement, filed with original
          Registration Statement on Form N-14 on June 25, 1997, and incorporated herein by reference.

     (8)  Not applicable.

     (9)  Form of Custody Agreement, filed herewith.

     (10) (a)  Form of Class A Service Plan, filed with original
               Registration Statement on Form N-14 on June 25, 1997, and incorporated herein by reference.

          (b) Multiple Class Plan pursuant to Rule 18f-3, as revised June 9, 1997, filed with original Registration Statement on Form N-14 on June 25, 1997, and incorporated herein by reference.

     (11) Opinion and consent of Koch, Kelly & McCarthy, P.A., filed with original Registration Statement on Form N-14 on June 25, 1997, and incorporated herein by reference.

     (12) Opinion and consent of Dechert Price and Rhoads, as to tax consequences (to be filed by post-effective amendment)

     (13)  Not applicable.

     (14) (a) Consent of McGladrey & Pullen, LLP, independent auditors, filed with original Registration Statement on Form N-14 on June 25, 1997, and incorporated herein by reference.
           (b) Consent of Coopers & Lybrand, L.L.P., independent auditors, filed with original Registration Statement on Form N-14 on June 25, 1997, and incorporated herein by reference.

     (15)  Not applicable.

     (16)  Powers of attorney, filed herewith.

     (17) (a) Declaration pursuant to Rule 24f-2, filed with original Registration Statement on Form N-14 on June 25, 1997, and incorporated herein by reference.

          (b) Proxy card (Mackenzie Limited Term Municipal Fund), filed with original Registration Statement on Form N-14 on June 25, 1997, and incorporated herein by reference.

          (c) Proxy card (Mackenzie California Municipal Fund), filed with original Registration Statement on Form N-14 on June 25, 1997, and incorporated herein by reference.


Item 17.  Undertakings
----------------------

     (1) The undersigned registrant agrees that prior to any public offering of the securities registered through the use of a prospectus which is part of this registration statement by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) of the Securities Act of 1933, as amended, the reoffering prospectus will contain the information called for by the applicable registration form for reofferings by person who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

     (2) The undersigned registrant agrees that every prospectus that is filed under paragraph (1) above will be filed as part of an amendment to the registration statement and will not be used until the amendment is effective, and that, in determining any liability under the Securities Act of 1933, as amended, each post-effective amendment shall be deemed to be a new registration statement for the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering of them.

     (3) The undersigned registrant agrees to file, by post-effective amendment, an opinion of counsel or a copy of an Internal Revenue Service ruling supporting the tax consequences of the proposed acquisition of assets and issuance of shares described in this Registration Statement within a reasonable time after receipt of such opinion or ruling.

                                SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Registration Statement on Form N-14 to be signed on its behalf by the undersigned, thereto duly authorized, in the City of Santa Fe, and State of New Mexico on the 10th day of July, 1997.

                              THORNBURG LIMITED TERM MUNICIPAL FUND, INC.
                              Registrant
                                               *
                              By __________________________________________
                                 Brian J. McMahon, President

     Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities and on the date indicated.


           *                                              *
--------------------------------        -----------------------------------
Brian J. McMahon, President             H. Garrett Thornburg, Jr., Chairman
and Principal Executive Officer         Director, Treasurer and Principal
                                        Financial and Accounting Officer

           *
--------------------------------
J. Burchenal Ault, Director


           *
--------------------------------
Eliot R. Cutler, Director


           *
--------------------------------
James E. Monaghan, Jr., Director


           *
--------------------------------
A. G. Newmyer III, Director


           *
--------------------------------
Richard M. Curry, Director


* By:      /s/
    ____________________________
    Charles W. N. Thompson, Jr.
    As Attorney-In-Fact                                 July 10, 1997



                            INDEX TO EXHIBITS



     (9)  Form of Custody Agreement

     (16)  Powers of attorney

                                 EXHIBIT 9

                            CUSTODIAN CONTRACT
                                  between
                     LIMITED TERM MUNICIPAL FUND, INC.
                              in respect of
             LIMITED TERM MUNICIPAL FUND ___________ PORTFOLIO
                                    and
                      STATE STREET BANK TRUST COMPANY


ASCS 06/87


Standard Non-Global Series Corporation
Revised 1/88

                             TABLE OF CONTENTS

                                                                       Page
1.   Employment of Custodian and Property to be Held by It. . . . . . . . 1

2.   Duties of the Custodian with Respect to Property
     of the Fund Held by the Custodian in the. . . . . . . . . . . . . . .2

     2.1    Holding Securities. . . . . . . . . . . . . . . . . . . . . . 2
     2.2    Delivery of Securities. . . . . . . . . . . . . . . . . . . . 3
     2.3    Registration of Securities. . . . . . . . . . . . . . . . . . 8
     2.4    Bank Accounts. . . . . . . . . . . . . . . . . . . . . . . . .9
     2.5    Payments for Shares. . . . . . . . . . . . . . . . . . . . . .9
     2.6    Availability of Federal Funds. . . . . . . . . . . . . . . . 10
     2.7    Collection of Income. . . . . . . . . . . . . . . . . . . . .10
     2.8    Payment of Fund Monies . . . . . . . . . . . . . . . . . . . 11
     2.9    Liability for Payment in Advance of
            Receipt of Securities Purchased. . . . . . . . . . . . . . . 14
     2.10   Payments for Repurchases or Redemptions
            of Shares of the Fund. . . . . . . . . . . . . . . . . . . . 14
     2.11   Appointment of Agents. . . . . . . . . . . . . . . . . . . . 15
     2.12   Deposit of Fund Assets in Securities System. . . . . . . . . 15
     2.12A  Fund Assets Held in the Custodian's Direct
            Paper System. . . . . . . . . . . . . . . . . . . . . . . . .18
     2.13   Segregated Account. . . . . . . . . . . . . . . . . . . . . .20
     2.14   Ownership Certificates for Tax Purposes. . . . . . . . . . . 22
     2.15   Proxies. . . . . . . . . . . . . . . . . . . . . . . . . . . 22
     2.16   Communications Relating to Portfolio
            Securities. . . . . . . . . . . . . . . . . . . . . . . . . .22
     2.17   Proper Instructions. . . . . . . . . . . . . . . . . . . . . 23
     2.18   Actions Permitted Without Express Authority. . . . . . . . . 24
     2.19   Evidence of Authority. . . . . . . . . . . . . . . . . . . . 25

3.   Duties of Custodian With Respect to the Books of Account
     and Calculation of Net Asset Value and Net
     Income . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .25

4.   Records. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .26

5.   Opinion of Fund's Independent Accountants. . . . . . . . . . . . . .26

6.   Reports to Fund by Independent Public Accountants. . . . . . . . . .27

7.   Compensation of Custodian. . . . . . . . . . . . . . . . . . . . . .27

8.   Responsibility of Custodian. . . . . . . . . . . . . . . . . . . . .28

9.   Effective Period, Termination and Amendment. . . . . . . . . . . . .30

10.  Successor Custodian. . . . . . . . . . . . . . . . . . . . . . . . .32

11.  Interpretive and Additional Provisions. . . . . . . . . . . . . . . 33

12.  Additional Funds. . . . . . . . . . . . . . . . . . . . . . . . . . 34

13.  Massachusetts Law to Apply. . . . . . . . . . . . . . . . . . . . . 34

14.  Prior Contracts. . . . . . . . . . . . . . . . . . . . . . . . . . .34

                            CUSTODIAN CONTRACT
                            ------------------
                             February 16, 1988


     This Contract between Limited Term Municipal Fund, Inc. in respect of the Limited Term Municipal Fund ___________ Portfolio a corporation, having its principal place of business at 123 East Marcy St., Suite 202, Santa Fe, New Mexico 87501 hereinafter the "Fund", and State Street Bank and Trust Company, a Massachusetts trust company, having its principal place of business at 225 Franklin Street, Boston, Massachusetts 02110, hereinafter called the "Custodian,"

                                  WITNESSETH:

     WHEREAS, the Fund is authorized to issue shares in separate series, with each such series representing interests in a separate portfolio of securities and other assets; and

     WHEREAS, the Fund intends to initially offer shares in three series, the Limited Term Municipal Fund National Portfolio, Limited Term Municipal Fund California Portfolio, and Limited Term Municipal Fund New York Portfolio (such series together with all other series subsequently established by the Fund and made subject to this Contract in accordance with paragraph 12, being herein referred to as the "Portfolio(s)");

     NOW THEREFOR, in consideration of the mutual covenants and agreements hereinafter contained, the parties hereto agree as follows:

1.   Employment of Custodian and Property To Be Held by It
     -----------------------------------------------------

     The Fund hereby employs the Custodian as the custodian of the assets of the Portfolios of the Fund pursuant to the provisions of the Articles of Incorporation. The Fund on behalf of the Portfolio(s) agrees to deliver to the Custodian all securities and cash of the Portfolios, and all payments of income, payments of principal or capital distributions received by it with respect to all securities owned by the Portfolio(s) from time to time, and the cash consideration received by it for such new or treasury shares of beneficial interest of the Fund representing interests in the Portfolios ("Shares") as may be issued or sold from time to time. The Custodian shall not be responsible for any property of a Portfolio held or received by the Portfolio and not delivered to the Custodian.

     Upon receipt of "Proper Instructions" (within the meaning of Section 2.17), the Custodian shall on behalf of the applicable Portfolio(s) from time to time employ one or more sub-custodians, but only in accordance with an applicable vote by the Board of Directors of the Fund on behalf of the applicable Portfolio(s), and provided that the Custodian shall have no more or less responsibility or liability to the Fund on account of any actions or omissions of any sub-custodian so employed than any such sub-custodian has to the Custodian.

2.   Duties of the Custodian With Respect to Property
     of the Fund Held by the Custodian
     ------------------------------------------------

2.1 Holding Securities. The Custodian shall hold and physically segregate for the account of each Portfolio all non-cash property, including all securities owned by such Portfolio, other than (a) securities which are maintained pursuant to Section 2.12 in a clearing agency which acts as a securities depository or in a book-entry system authorized by the U.S. Department of the Treasury, collectively referred to herein as "Securities System" and (b) commercial paper of an issuer for which State Street Bank and Trust Company acts as issuing and paying agent ("Direct Paper") which is deposited and/or maintained in the Direct Paper System of the Custodian pursuant to Section 2.12A.

2.2 Delivery of Securities. The Custodian shall release and deliver securities owned by a Portfolio held by the Custodian or in a Securities System account of the Custodian or in the Custodian's Direct Paper Book entry system account ("Direct Paper System Account") only upon receipt of Proper Instructions from the Fund on behalf of the applicable Portfolio, which may be continuing instructions when deemed appropriate by the parties, and only in the following cases:

          1) Upon sale of such securities for the account of the Portfolio and receipt of payment therefor;

          2) Upon the receipt of payment in connection with any repurchase agreement related to such securities entered into by the Portfolio;

          3)  In the case of a sale effected through a Securities
              System, in accordance with the provisions of Section
              2.12 hereof;

          4) To the depository agent in connection with tender or other similar offers for securities of the Portfolio;

          5) To the issuer thereof or its agent when such securities are called, redeemed, retired or otherwise become payable; provided that, in any such case, the cash or other consideration is to be delivered to the Custodian;

          6) To the issuer thereof, or its agent, for transfer into the name of the Portfolio or into the name of any nominee or nominees of the Custodian or into the name or nominee name of any agent appointed pursuant to Section 2.11 or into the name or nominee name of any sub-custodian appointed pursuant to Article 1; or for exchange for a different number of bonds, certificates or other evidence representing the same aggregate face amount or number of units; provided that, in any such case, the new securities are to be delivered to the Custodian;

          7) Upon the sale of such securities for the account of the Portfolio, to the broker or its clearing agent, against a receipt, for examination in accordance with "street delivery" custom; provided that in any such case, the Custodian shall have no responsibility or liability for any loss arising from the delivery of such securities prior to receiving payment for such securities except as may arise from the Custodian's own negligence or willful misconduct;

          8) For exchange or conversion pursuant to any plan of merger, consolidation, recapitalization, reorganization or readjustment of the securities of the issuer of such securities, or pursuant to provisions for conversion contained in such securities, or pursuant to any deposit agreement; provided that, in any such case, the new securities and cash, if any, are to be delivered to the Custodian;

          9) In the case of warrants, rights or similar securities, the surrender thereof in the exercise of such warrants, rights or similar securities or the surrender of interim receipts or the surrender of interim receipts or temporary securities for definitive securities; provided that, in any such case, the new securities and cash, if any, are to be delivered to the Custodian;

         10) For delivery in connection with any loans of securities made by the Portfolio, but only against receipt of adequate collateral as agreed upon from time to time by the Custodian and the Fund on behalf of the Portfolio, which may be in the form of cash or obligations issued by the United States government, its agencies or instrumentalities, except that in connection with any loans for which collateral is to be credited to the Custodian's account in the book-entry system authorized by the U.S. Department of the Treasury, the Custodian will not be held liable or responsible for the delivery of securities owned by the Portfolio prior to the receipt of such collateral;

         11) For delivery as security in connection with any borrowings by the Fund on behalf of the Portfolio requiring a pledge of assets by the Fund on behalf of the Portfolio, but only against receipt of amounts borrowed;

         12) For delivery in accordance with the provisions of any agreement among the Fund on behalf of the Portfolio, the Custodian and a broker-dealer registered under the Securities Exchange Act of 1934 (the "Exchange Act") and a member of The National Association of Securities Dealers, Inc. ("NASD"), relating to compliance with the rules of The Options Clearing Corporation and or any registered national securities exchange, or of any similar organization or organizations, regarding escrow or other arrangements in connection with transactions by the Portfolio of the Fund;

         13) For delivery in accordance with the provisions of any agreement among the Fund on behalf of the Portfolio, the Custodian, and a Futures Commission Merchant registered under the Commodity Exchange Act, relating to compliance with the rules of the Commodity Futures Trading Commission and/or any Contract Market, or any similar organization or organizations, regarding account deposits in connection with transactions by the Portfolio of the Fund;

         14) Upon receipt of instructions from the transfer agent ("Transfer Agent") for the Fund, for delivery to such Transfer Agent or to the holders of shares in connection with distributions in kind, as may be described from time to time in the currently effective prospectus and statement of additional information of the Fund, related to the Portfolio ("Prospectus"), in satisfaction of requests by holders of Shares for repurchase or redemption; and

         15) For any other proper corporate purpose, but only upon receipt of, in addition to Proper Instructions from the Fund on behalf of the applicable Portfolio, a certified copy of a resolution of the Board of Directors or of the Executive Committee signed by an officer of the Fund and certified by the Secretary or an Assistant Secretary, specifying the securities of the Portfolio to be delivered, setting forth the purpose for which such delivery is to be made, declaring such purpose to be a proper corporate purpose, and naming the person or persons to whom delivery of such securities shall be made.

2.3 Registration of Securities. Securities held by the Custodian (other than bearer securities) shall be registered in the name of the Portfolio or in the name of any nominee of the Fund on behalf of the Portfolio or of any nominee of the Custodian which nominee shall be assigned exclusively to the Portfolio, unless the Fund has authorized in writing the appointment of a nominee to be used in common with other registered investment companies having the same investment adviser as the Portfolio, or in the name or nominee name of any agent appointed pursuant to Section 2.11 or in the name or nominee name of any sub-custodian appointed pursuant to Article 1. All securities accepted by the Custodian on behalf of the Portfolio under the terms of this Contract shall be in "street name" or other good delivery form.

2.4 Bank Accounts. The Custodian shall open and maintain a separate bank account or accounts in the name of each Portfolio of the Fund, subject only to draft or order by the Custodian acting pursuant to the terms of this Contract, and shall hold in such account or accounts, subject to the provisions hereof, all cash received by it from or for the account of the Portfolio, other than cash maintained by the Portfolio in a bank account established and used in accordance with Rule 17f-3 under the Investment Company Act of 1940. Funds held by the Custodian for a Portfolio may be deposited by it to its credit as Custodian in the Banking Department of the Custodian or in such other banks or trust companies as it may in its discretion deem necessary or desirable; provided, however, that every such bank or trust company shall be qualified to act as a custodian under the Investment Company Act of 1940 and that each such bank or trust company and the funds to be deposited with each such bank or trust company shall on behalf of each applicable Portfolio be approved by vote of a majority of the Board of Directors of the Fund. Such funds shall be deposited by the Custodian in its capacity as Custodian and shall be withdrawable by the Custodian only in that capacity.

2.5 Payments for Shares. The Custodian shall receive from the distributor for the Shares or from the Transfer Agent of the Fund and deposit into the account of the appropriate Portfolio such payments as are received for Shares of that Portfolio issued or sold from time to time by the Fund. The Custodian will provide timely notification to the Fund on behalf of each such Portfolio and the Transfer Agent of any receipt by it of payments for Shares of such Portfolio.

2.6 Availability of Federal Funds. Upon mutual agreement between the Fund on behalf of each applicable Portfolio and the Custodian, the Custodian shall, upon the receipt of Proper Instructions from the Fund on behalf of a Portfolio, make federal funds available to such Portfolio, as of specified times agreed upon from time to time by the Fund and the Custodian in the amount of checks received in payment for Shares of such Portfolio which are deposited into the Portfolio's account.

2.7 Collection of Income. The Custodian shall collect on a timely basis all income and other payments with respect to registered securities held hereunder to which each Portfolio shall be entitled either by law or pursuant to custom in the securities business, and shall collect on a timely basis all income and other payments with respect to bearer securities if, on the date of payment by the issuer, such securities are held by the Custodian or its agent thereof and shall credit such income, as collected, to such Portfolio's custodian account. Without limiting the generality of the foregoing, the Custodian shall detach and present for payment all coupons and other income items requiring presentation as and when they become due and shall collect interest when due on securities held hereunder. Income due each Portfolio on securities loaned pursuant to the provisions of Section 2.2(10) shall be the responsibility of the Fund. The Custodian will have no duty or responsibility in connection therewith, other than to provide the Fund with such information or data as may be necessary to assist the Fund in arranging for the timely delivery to the Custodian of the income to which the Portfolio is properly entitled.

2.8 Payment of Fund Monies. Upon receipt of Proper Instructions from the Fund on behalf of the applicable Portfolio, which may be continuing instructions when deemed appropriate by the parties, the Custodian shall pay out monies of a Portfolio in the following cases only:

     1) Upon the purchase of securities, options, futures contracts or options on futures contracts for the account of the Portfolio but only (a) against the delivery of such securities, or evidence of title to such options, futures contracts or options on futures contracts to the Custodian (or any bank, banking firm or trust company doing business in the United States or abroad which is qualified under the Investment Company Act of 1940, as amended, to act as a custodian and has been designated by the Custodian as its agent for this purpose) registered in the name of the Portfolio or in the name of a nominee of the Custodian referred to in Section 2.3 hereof or in proper form for transfer; (b) in the case of a purchase effected through a Securities System, in accordance with the conditions set forth in Section 2.12 hereof or (c) in the case of a purchase involving the Direct Paper System, in accordance with the conditions set forth in Section 2.12A; or
          (d) in the case of repurchase agreements entered into between the Fund on behalf of the Portfolio and the Custodian, or another bank, or a broker-dealer which is a member of NASD, (i) against delivery of the securities either in certificate form or through an entry crediting the Custodian's account at the Federal Reserve Bank with such securities or (ii) against delivery of the receipt evidencing purchase by the Portfolio of securities owned by the Custodian along with written evidence of the agreement by the Custodian to repurchase such securities from the Portfolio;

     2) In connection with conversion, exchange or surrender of securities owned by the Portfolio as set forth in Section
          2.2 hereof;

     3) For the redemption or repurchase of Shares issued by the Portfolio as set forth in Section 2.10 hereof;

     4) For the payment of any expense or liability incurred by the Portfolio, including but not limited to the following payments for the account of the Portfolio interest, taxes, management, accounting, transfer agent and legal fees, and operating expenses of the Fund whether or not such expenses are to be in whole or part capitalized or treated as deferred expenses;

     5) For the Payment of any dividends on Shares of the Portfolio declared pursuant to the governing documents of the Fund;

     6) For payment of the amount of dividends received in respect to securities sold short;

     7) For any other proper purpose, but only upon receipt of, in addition to Proper Instructions from the Fund on behalf of the Portfolio, a certified copy of a resolution of the Board of Directors or of the Executive Committee of the Fund signed by an officer of the Fund and certified by its Secretary or an Assistant
          Secretary, specifying the amount of such payment, setting forth the purpose for which such payment is to be made, declaring such purpose to be a proper purpose, and naming the person or persons to whom such payment is to be made.

2.9 Liability for Payment in Advance of Receipt of Securities Purchased. In any and every case where payment for purchase of securities for the account of a Portfolio is made by the Custodian in advance of receipt of the securities purchased in the absence of specific written instructions from the Fund on behalf of such Portfolio to so pay in advance, the Custodian shall be absolutely liable to the Fund for such securities to the same extent as if the securities had been received by the Custodian.

2.10 Payments for Repurchases or Redemptions of Shares of the Fund. From such funds as may be available for the purpose but subject to the limitations of the Articles of Incorporation and any applicable votes of the Board of Directors of the Fund pursuant to thereto, the Custodian shall, upon receipt of instructions from the Transfer Agent, make funds available for payment to holders of Shares who have delivered to the Transfer Agent a request for redemption or repurchase of their Shares. In connection with the redemption or repurchase of Shares of a Portfolio, the Custodian is authorized upon receipt of instructions from the Transfer Agent to wire funds to or through a commercial bank designated by the redeeming shareholders. In connection with the redemption or repurchase of Shares of the Fund, the Custodian shall honor checks drawn on the Custodian by a holder of Shares, which checks have been furnished by the Fund to the holder of Shares, when presented to the Custodian in accordance with such procedures and controls as are mutually agreed upon from time to time between the Fund and the Custodian.

2.11 Appointment of Agents. The Custodian may at any time or times in its discretion appoint (and may at any time remove) any other bank or trust company which is itself qualified under the Investment Company Act of 1940, as amended, to act as a custodian, as its agent to carry out such of the provisions of this Article 2 as the Custodian may from time to time direct; provided, however, that the appointment of any agent shall not relieve the Custodian of its responsibilities or liabilities hereunder.

2.12 Deposit of Fund Assets in Securities Systems. The Custodian may deposit and/or maintain securities owned by a Portfolio in a clearing agency registered with the Securities and Exchange Commission under
     Section 17A of the Securities Exchange Act of 1934, which acts as a securities depository, or in the book-entry system authorized by the U.S. Department of the Treasury and certain federal agencies, referred to herein as "Securities System" in accordance with applicable Federal Reserve Board and Securities and Exchange Commission rules and regulations, if any, and subject to the following provisions:

     1) The Custodian may keep securities of the Portfolio in a Securities System provided that such securities are represented in an account ("Account") of the Custodian in the Securities System which shall not include any assets of the Custodian other than assets held as a fiduciary, custodian or otherwise for customers;

     2) The records of the Custodian with respect to securities of the Portfolio which are maintained in a Securities
          System shall identify by book-entry those securities belonging to the Portfolio;

     3) The Custodian shall pay for securities purchased for the account of the Portfolio upon (i) receipt of advice from the Securities System that such securities have been transferred to the Account, and (ii) the making of an entry on the records of the Custodian to reflect such payment and transfer for the account of the Portfolio. The Custodian shall transfer securities sold for the account of the Portfolio upon (i) receipt of advice from the Securities System that payment for such securities has been transferred to the Account, and (ii) the making of an entry on the records of the Custodian to reflect such transfer and payment for the account of the Portfolio. Copies of all advices from the Securities System of transfers of securities for the account of the Portfolio shall identify the Portfolio, be maintained for the Portfolio by the Custodian and be provided to the Fund at its request. Upon request, the Custodian shall furnish the Fund on behalf of the Portfolio confirmation of each transfer to or from the account of the Portfolio in the form of a written advice or notice and shall furnish to the Fund on behalf of the Portfolio copies of daily transaction sheets reflecting each day's transactions in the Securities System for the account of the Portfolio.

     4) The Custodian shall provide the Fund for the Portfolio with any report obtained by the Custodian on the Security System's accounting system, internal accounting control and procedures for safeguarding securities deposited in the Securities System;

     5) The Custodian shall have received from the Fund on behalf of the Portfolio the initial or annual certificate, as the case may be, required by
          Article 9 hereof;

     6) Anything to the contrary in this Contract notwithstanding, the Custodian shall be liable to the Fund for the benefit of the Portfolio for any loss or damage to the Portfolio resulting from use of the Securities System by reason of any negligence, misfeasance or misconduct of the Custodian or any of its agents or of any of its or their employees or from failure of the Custodian or any such agent to enforce effectively such rights as it may have against the Securities System; at the election of the Fund, it shall be entitled to be subrogated to the rights of the Custodian with respect to any claim against the Securities System or any other person which the Custodian may have as a consequence of any such loss or damage if and to the extent that the Portfolio has not been made whole for any such loss or damage.

2.12A Fund Assets Held in the Custodian's Direct Paper System.  The
      Custodian may deposit and/or maintain securities owned by a Portfolio in the Direct Paper System of the Custodian subject to the following provisions:

     1)   No transaction relating to securities in the Direct
          Paper System will be effected in the absence of Proper
          Instruction from the Fund on behalf of the Portfolio;

     2) The Custodian may keep securities of the Portfolio in the Direct Paper System only if such securities are represented in an account ("Account") of the Custodian in the Direct Paper System which shall not include any assets of the Custodian other than assets held as a fiduciary, custodian or otherwise for customers;

     3) The records of the Custodian with respect to securities of the Portfolio which are maintained in the Direct Paper System shall identify by book-entry those securities belonging to the Portfolio;

     4) The Custodian shall pay for securities purchased for the account of the Portfolio upon the making of any entry on the records of the Custodian to reflect such payment and transfer of securities to the account of the Portfolio. The Custodian shall transfer securities sold for the account of the Portfolio upon the making of any entry on the records of the Custodian to reflect such transfer and receipt of payment for the account of the Portfolio;

     5) The Custodian shall furnish the Fund on behalf of the Portfolio confirmation of each transfer to or from the account of the Portfolio, in the form of a written advice or notice, of Direct Paper on the next business day following such transfer and shall furnish to the Fund on behalf of the Portfolio copies of daily transaction sheets reflecting each day's transaction in the Securities System for the account of the Portfolio;

     6) The Custodian shall provide the Fund on behalf of the Portfolio with any report on its system of internal accounting control as the Fund may reasonably request from time to time;

2.13 Segregated Account. The Custodian shall upon receipt of Proper Instructions from the Fund on behalf of each applicable Portfolio establish and maintain a segregated account or accounts for and on behalf of each such Portfolio, into which account or accounts may be transferred cash and/or securities, including securities maintained in an account by the Custodian pursuant to Section 2.12 hereof. (i) in accordance with the provisions of any agreement among the Fund on behalf of the Portfolio, the Custodian and a broker-dealer registered under the Exchange Act and a member of the NASD (or any futures commission merchant registered under the Commodity Exchange Act), relating to compliance with the rules of The Options Clearing Corporation and of any registered national securities exchange (or the commodity Futures Trading Commission or any registered contract market), or of any similar organization or organizations, regarding escrow or other arrangements in connection with transactions by the Portfolio, (ii) for purposes of segregating cash or government securities in connection with options purchased, sold or written by the Portfolio or commodity futures contracts or options thereon purchased or sold by the Portfolio, (iii) for the purposes of compliance by the Portfolio with the procedures required by Investment Company Act Release No. 10666, or any subsequent release or releases of the Securities and Exchange Commission relating to the maintenance of segregated accounts by registered investment companies and (iv) for other proper corporate purposes, but only, in the case of clause (iv), upon receipt of, in addition to Proper Instructions from the Fund on behalf of the applicable Portfolio, a certified copy of a resolution of the Board of Directors or of the Executive Committee signed by an officer of the Fund and certified by the Secretary or an Assistant Secretary, setting forth the purpose or purposes of such segregated account and declaring such purposes to be proper corporate purposes.

2.14 Ownership Certificates for Tax Purposes. The Custodian shall execute ownership and other certificates and affidavits for all federal and state tax purposes in connection with receipt of income or other payments with respect to securities of each Portfolio held by it and in connection with transfers of securities.

2.15 Proxies. The Custodian shall, with respect to the domestic securities held hereunder, cause to be promptly executed by the registered holder of such securities, if the securities are registered otherwise than in the name of the Portfolio or a nominee of the Portfolio, all proxies, without indication of the manner in which such proxies are to be voted, and shall promptly deliver to the Portfolio such proxies, all proxy soliciting materials and all notices relating to such securities.

2.16 Communications Relating to Portfolio Securities. The Custodian shall transmit promptly to the Fund for each Portfolio all written information (including, without limitation, pendency of calls and maturities of securities and expirations of rights in connection therewith and notices of exercise of call and put options written by the Fund on behalf of the Portfolio and the maturity of futures contracts purchased or sold by the securities being held for the Portfolio) received by the Custodian from issuers of the securities being held for the Portfolio. With respect to tender or exchange offers, the Custodian shall transmit promptly to the Portfolio all written information received by the Custodian from issuers of the securities whose tender or exchange is sought and from the party (or his agents) making the tender or exchange offer. If the Portfolio desires to take action with respect to any tender offer, exchange offer or any other similar transaction, the Portfolio shall notify the Custodian at least three business days prior to the date on which the Custodian is to take such action.

2.17 Proper Instructions.  Proper Instructions as used throughout this
     Article 2 means a writing signed or initialled by one or more person or persons as the Board of Directors shall have from time to time authorized. Each such writing shall set forth the specific transaction or type of transaction involved, including a specific statement of the purpose for which such action is requested. Oral instructions will be considered Proper Instructions if the Custodian reasonably believes them to have been given by a person authorized to give such instructions with respect to the transaction involved. The Fund shall cause all oral instructions to be confirmed in writing. Upon receipt of a certificate of the Secretary or an Assistant Secretary as to the authorization by the Board of Directors of the Fund accompanied by a detailed description of procedures approved by the Board of Directors, Proper Instructions may include communications effected directly between electro-mechanical or electronic devices provided that the Board of Directors and the Custodian are satisfied that such procedures afford adequate safeguards for the Portfolio's assets.

2.18 Actions Permitted Without Express Authority. The Custodian may in its discretion, without express authority from the Fund on behalf of each applicable Portfolio:

     1) make payments to itself or others for minor expenses of handling securities or other similar items relating to its duties under this Contract, provided that all such payments shall be accounted for to the Fund on behalf of the Portfolio;

     2) surrender securities in temporary form for securities in definitive form;

     3) endorse for collection, in the name of the Portfolio, checks, drafts and other negotiable instruments; and

     4) in general, attend to all non-discretionary details in connection with the sale, exchange, substitution, purchase, transfer and other dealings with the securities and property of the Portfolio except as otherwise directed by the Board of Directors of the Fund.

2.19 Evidence of Authority. The Custodian shall be protected in acting upon any instructions, notice, request, consent, certificate or other instrument or paper believed by it to be genuine and to have been properly executed by or on behalf of the Fund. The Custodian may receive and accept a certified copy of a vote of the Board of Directors of the Fund as conclusive evidence (a) of the authority of any person to act in accordance with such vote or (b) of any determination or of any action by the Board of Directors pursuant to the Articles of Incorporation as described in such vote, and such vote may be considered as in full force and effect until receipt by the Custodian of written notice to the contrary.

3.   Duties of Custodian With Respect to the Books of Account and
     Calculation of Net Asset Value and Net Income
     ------------------------------------------------------------

     The Custodian shall cooperate with and supply necessary information to the entity or entities appointed by the Board of Directors of the Fund to keep the books of account of each Portfolio and/or compute the net asset value per share of the outstanding shares of each Portfolio or, if directed in writing to do so by the Fund on behalf of the Portfolio, shall itself keep such books of account and/or compute such net asset value per share. If directed in writing to do so by the Fund, the Custodian shall also calculate daily the net income of the Portfolio as described in the Fund's currently effective prospectus related to such Portfolio and shall advise the Fund and the Transfer Agent daily of the total amounts of such net income and, if instructed in writing by an officer of the Fund to do so, shall advise the Transfer Agent periodically of the division of such net income among its various components. The calculations of the net asset value per share and the daily income of each Portfolio shall be made at the time or times described from time to time in the Fund's currently effective prospectus related to such Portfolio.

4.   Records.
     -------

     The Custodian shall with respect to each Portfolio create and maintain all records relating to its activities and obligations under this Contract in such manner as will meet the obligations of the Fund under the Investment Company Act of 1940, with particular attention to Section 31 thereof and Rules 31a-1 and 31a-2 thereunder, applicable federal and state tax laws and any other law or administrative rules or procedures which may be applicable to the Fund. All such records shall be the property of the Fund and shall at all times during the regular business hours of the Custodian be open for inspection by duly authorized officers, employees or agents of the Fund and employees and agents of the Securities and Exchange Commission. The Custodian shall, at the Fund's request, supply the Fund with a tabulation of securities owned by each Portfolio and held by the Custodian and shall, when requested to do so by the Fund and for such compensation as shall be agreed upon between the Fund and the Custodian, include certificate numbers in such tabulations.

5.   Opinion of Fund's Independent Accountants
     -----------------------------------------

     The Custodian shall take all reasonable action, as the Fund on behalf of each applicable Portfolio may from time to time request, to obtain from year to year favorable opinions from the Fund's independent accountants with respect to its activities hereunder in connection with the preparation of the Fund's Form N-1A, and Form N-SAR or other annual reports to the Securities and Exchange Commission and with respect to any other requirements of such Commission.

6.   Reports to Fund by Independent Public Accountants
     -------------------------------------------------

     The Custodian shall provide the Fund, on behalf of each of the Portfolios at such time as the Fund may reasonably require, with reports by independent public accountants on the accounting system, internal accounting control and procedures for safeguarding securities, futures contracts and options on futures contracts, including securities deposited and/or maintained in a Securities System, relating to the services provided by the Custodian under this Contract; such reports, shall be of sufficient scope and in sufficient detail, as may reasonably be required by the Fund to provide reasonable assurance that any material inadequacies would be disclosed by such examination, and, if there are no such inadequacies, the reports shall so state.

7.   Compensation of Custodian
     -------------------------

     The Custodian shall be entitled to reasonable compensation for its services and expenses as Custodian, as agreed upon from time to time between the Fund on behalf of each applicable Portfolio and the Custodian.

8.   Responsibility of Custodian
     ---------------------------

     So long as and to the extent that it is in the exercise of reasonable care, the Custodian shall not be responsible for the title, validity or genuineness of any property or evidence of title thereto received by it or delivered by it pursuant to this Contract and shall be held harmless in acting upon any notice, request, consent, certificate or other instrument reasonably believed by it to be genuine and to be signed by the proper party or parties designated as such in a resolution of the Directors certified to be true and correct by the Secretary or Assistant Secretary of the Fund. The Custodian shall be held to the exercise of reasonable care in carrying out the provisions of this Contract, but shall be kept indemnified by and shall be without liability to the Fund for any action taken or omitted by it in good faith without negligence.

     In order that the indemnification provision contained in this Section 8 shall apply, however, it is understood that if in any case the Fund may be asked to indemnify or save the Custodian harmless, the Fund shall be fully and promptly advised of all pertinent facts concerning the situation in question, and it is further understood that the Custodian will use all reasonable care to identify and notify the Fund promptly concerning any situation which presents or appears likely to present the probability of such a claim for indemnification by the Fund. The Fund shall have the option to defend the Custodian against any claim which may be the subject of this indemnification, and in the event that the Fund so elects it will so notify the Custodian and thereupon the Funds shall take over the complete defense of the claim, and the Custodian shall in such situation incur no further legal or other expenses for which it shall seek indemnification under this Section 8. The Custodian shall in no case confess any claim or make any compromise in any case in which the Fund will be asked to indemnify the Custodian except with the Fund's prior written consent.

     The Fund agrees to indemnify and hold harmless the Custodian and its nominee from and against all taxes, charges, expenses, assessments, claims and liabilities (including counsel fees) incurred or assessed against it or its nominee in connection with the performance of this Contract, except such as may arise from it or its nominee's own negligent action, negligent failure to act or bad faith. The Custodian shall bill the Funds for such charges, payment of which shall be due within thirty (30) days, provided, however, that in the event such bill is not paid within thirty (30) days of the prescribed payment date the Custodian is authorized to charge any account of the Funds for such amounts.

     To secure any advances of cash or securities made by the Custodian to or for the benefit of the Fund for any purpose which results in the Fund incurring an overdraft at the end of any business day or for extraordinary or emergency purposes during any business day, the Fund hereby grants to the Custodian a security interest in and pledges to the Custodian securities held for it by the Custodian in an amount not to exceed ten percent (10%) of the Fund's total assets (taken at the lower of cost or market value), the specific securities to be designated in writing from time to time by the Fund or its investment adviser. Should the Fund fail to repay promptly any advances of cash or securities, the Custodian shall be entitled to use available cash and to dispose of pledged securities and property as is necessary to repay any such advances. Notwithstanding the foregoing, the above-described security interest in such designated securities shall exist only at such times as there are outstanding any such advances of cash or securities.

9.   Effective Period, Termination and Amendment
     -------------------------------------------

     This Contract shall become effective as of its execution, shall continue in full force and effect until terminated as hereinafter provided, may be amended at any time by mutual agreement of the parties hereto and may be terminated by either party by an instrument in writing delivered or mailed, postage prepaid to the other party, such termination to take effect not sooner than thirty (30) days after the date of such delivery or mailing; provided, however that the Custodian shall not with respect to a Portfolio act under Section 2.12 hereof in the absence of receipt of an initial certificate of the Secretary or an Assistant Secretary that the Board of Directors of the Fund has approved the initial use of a particular Securities System by such Portfolio and the receipt of an annual certificate of the Secretary or an Assistant Secretary that the Board of Directors has reviewed the use by such Portfolio of such Securities System, as required in each case by Rule 17f-4 under the Investment Company Act of 1940, as amended and that the Custodian shall not with respect to a Portfolio act under Section 2.12A hereof in the absence of receipt of an initial certificate of the Secretary or an Assistant Secretary that the Board of Directors has approved the initial use of the Direct Paper System by such Portfolio and the receipt of an annual certificate of the Secretary or an Assistant Secretary that the Board of Directors has reviewed the use by such Portfolio of the Direct Paper System; provided further, however, that the Fund shall not amend or terminate this Contract in contravention of any applicable federal or state regulations, or any provision of the Articles of Incorporation, and further provided, that the Fund on behalf of one or more of the Portfolios may at any time by action of its Board of Directors, (i) substitute another bank or trust company for the Custodian by giving notice as described above to the Custodian, or (ii) immediately terminate this Contract in the event of the appointment of a conservator or receiver for the Custodian by the Comptroller of the Currency or upon the happening of a like event at the direction of an appropriate regulatory agency or court of competent jurisdiction.

     Upon termination of the Contract, the Fund on behalf of each applicable Portfolio shall pay to the Custodian such compensation as may be due as of the date of such termination and shall likewise reimburse the Custodian for its costs, expenses and disbursements.

     10.  Successor Custodian
          -------------------

     If a successor custodian for the Fund, of one or more of the Portfolios shall be appointed by the Board of Directors of the Fund, the Custodian shall, upon termination deliver to such successor custodian at the office of the Custodian, duly endorsed and in the form for transfer, all securities of each applicable Portfolio then held by it hereunder and shall transfer to an account of the successor custodian all of the securities of each such Portfolio held in a Securities System.

     If no such successor custodian shall be appointed, the Custodian shall, in like manner, upon receipt of a certified copy of a vote of the Board of Directors of the Fund, deliver at the office of the Custodian and transfer such securities, funds and other properties in accordance with such vote.

     In the event that no written order designating a successor custodian or certified copy of a vote of the Board of Directors shall have been delivered to the Custodian on or before the date when such termination shall become effective, then the Custodian shall have the right to deliver to a bank or trust company, which is a "bank" as defined in the Investment Company Act of 1940, doing business in Boston, Massachusetts, of its own selection, having an aggregate capital, surplus, and undivided profits, as shown by its last published report, of not less than $25,000,000, all securities, funds and other properties held by the Custodian on behalf of each applicable Portfolio and all instruments held by the Custodian relative thereto and all other property held by it under this Contract on behalf of each applicable Portfolio and to transfer to an account of such successor custodian all the securities of each such Portfolio held in any Securities System. Thereafter, such bank or trust company shall be the successor of the Custodian under this Contract.

     In the event that securities, funds and other properties remain in the possession of the Custodian after the date of termination hereof owing to failure of the Fund to procure the certified copy of the vote referred to or of the Board of Directors to appoint a successor custodian, the Custodian shall be entitled to fair compensation for its services during such period as the Custodian retains possession of such securities, funds and other properties and the provisions of this Contract relating to the duties and obligations of the Custodian shall remain in full force and effect.

11.  Interpretive and Additional Provisions
     --------------------------------------

     In connection with the operation of this Contract, the Custodian and the Fund on behalf of each of the Portfolios, may from time to time agree on such provisions interpretive of or in addition to the provisions of this Contract as may in their joint opinion be consistent with the general tenor of this Contract. Any such interpretive or additional provisions shall be in a writing signed by both parties and shall be annexed hereto, provided that no such interpretive or additional provisions shall contravene any applicable federal or state regulations or any provision of the Articles of Incorporation of the Fund. No interpretive or additional provisions made as provided in the preceding sentence shall be deemed to be an amendment of this Contract.

12.  Additional Funds
     ----------------

      In the event that the Fund establishes one or more series of Shares in addition to Limited Term Municipal Fund National Portfolio, Limited Term Municipal Fund California Portfolio, and Limited Term Municipal Fund New York Portfolio with respect to which it desires to have the Custodian render services as custodian under the terms hereof, it shall so notify the Custodian in writing, and if the Custodian agrees in writing to provide such services, such series of Shares shall become a Portfolio hereunder.

13.  Massachusetts Law to Apply
     --------------------------

     This Contract shall be construed and the provisions thereof interpreted under and in accordance with laws of the Commonwealth of Massachusetts.

14.  Prior Contracts
     ---------------

     This Contract supersedes and terminates, as of the date hereof, all prior contracts between the Fund on behalf of each of the Portfolios and the Custodian relating to the custody of the Fund's assets.

     IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed in their names and on their behalf under their seals by and through their duly authorized officers, as of the day and year first above written.


                         LIMITED TERM MUNICIPAL FUND, INC.
                         in respect of
                         LIMITED TERM MUNICIPAL FUND __________ PORTFOLIO

By:________________________________________________________________________



ATTEST:


___________________________________________________________________________


                         STATE STREET BANK AND TRUST COMPANY



By:________________________________________________________________________
                                   Vice President


ATTEST:

___________________________________________________________________________
                                   Assistant Secretary

                                EXHIBIT 16

                            POWER OF ATTORNEY


     KNOW ALL MEN BY THESE PRESENTS, that the undersigned, H. Garrett Thornburg, Jr., hereby constitutes and appoints Brian J. McMahon, Dawn B. Shapland, Steven J. Bohlin and Charles W. N. Thompson, Jr., jointly and severally, his attorneys-in-fact, each with power of substitution, for him in any and all capacities, to sign Registration Statements under the Securities Act of 1933 and the Investment Company Act of 1940 for Thornburg Limited Term Municipal Fund, Inc. and any and all pre- and post-effective amendments to any such Registration Statements, for any series of the company and to file the same with the Securities and Exchange Commission and the various state regulatory agencies, hereby ratifying and confirming all that each of said attorneys-in-fact or his or her substitute or substitutes may do or cause to be done by virtue thereof.

     DATED:  May 2, 1997

                                                   /s/
                                        ___________________________________
                                        H. Garrett Thornburg, Jr.

                            POWER OF ATTORNEY


     Know All Men By These Presents, that the undersigned, J. Burchenal Ault, hereby constitutes and appoints H. Garrett Thornburg, Jr., Brian J. McMahon, Dawn B. Shapland and Charles W. N. Thompson, Jr., jointly and severally, his attorneys-in-fact, each with power of substitution, for him in any and all capacities, to sign Registration Statements under the Securities Act of 1933 and the Investment Company Act of 1940 for Limited Term Municipal Fund, Inc. and any and all pre- and post-effective amendments to any such Registration Statements, and to file the same with the Securities and Exchange Commission and the various state regulatory agencies, hereby ratifying and confirming all that each of said attorneys-in-fact or his or her substitute or substitutes may do or cause to be done by virtue thereof.

     DATED:  June 21, 1993

                                                   /s/
                                        ___________________________________
                                        J. Burchenal Ault

                            POWER OF ATTORNEY


     Know All Men By These Presents, that the undersigned, Richard M. Curry, hereby constitutes and appoints H. Garrett Thornburg, Jr., Brian J. McMahon, Dawn B. Shapland and Charles W. N. Thompson, Jr., jointly and severally, his attorneys-in-fact, each with power of substitution, for him in any and all capacities, to sign Registration Statements under the Securities Act of 1933 and the Investment Company Act of 1940 for Limited Term Municipal Fund, Inc. and any and all pre- and post-effective amendments to any such Registration Statements, and to file the same with the Securities and Exchange Commission and the various state regulatory agencies, hereby ratifying and confirming all that each of said attorneys-in-fact or his or her substitute or substitutes may do or cause to be done by virtue thereof.

     DATED:  June 21, 1993

                                                   /s/
                                        ___________________________________
                                        Richard M. Curry

                            POWER OF ATTORNEY


     Know All Men By These Presents, that the undersigned, Eliot R. Cutler, hereby constitutes and appoints H. Garrett Thornburg, Jr., Brian J. McMahon, Dawn B. Shapland and Charles W. N. Thompson, Jr., jointly and severally, his attorneys-in-fact, each with power of substitution, for him in any and all capacities, to sign Registration Statements under the Securities Act of 1933 and the Investment Company Act of 1940 for Limited Term Municipal Fund, Inc. and any and all pre- and post-effective amendments to any such Registration Statements, and to file the same with the Securities and Exchange Commission and the various state regulatory agencies, hereby ratifying and confirming all that each of said attorneys-in-fact or his or her substitute or substitutes may do or cause to be done by virtue thereof.

     DATED:  June 21, 1993

                                                   /s/
                                        ___________________________________
                                        Eliot R. Cutler

                            POWER OF ATTORNEY


     Know All Men By These Presents, that the undersigned, James E. Monaghan, Jr. hereby constitutes and appoints H. Garrett Thornburg, Jr., Brian J. McMahon, Dawn B. Shapland and Charles W. N. Thompson, Jr., jointly and severally, his attorneys-in-fact, each with power of substitution, for him in any and all capacities, to sign Registration Statements under the Securities Act of 1933 and the Investment Company Act of 1940 for Limited Term Municipal Fund, Inc. and any and all pre- and post-effective amendments to any such Registration Statements, and to file the same with the Securities and Exchange Commission and the various state regulatory agencies, hereby ratifying and confirming all that each of said attorneys-in-fact or his or her substitute or substitutes may do or cause to be done by virtue thereof.

     DATED:  June 21, 1993

                                                   /s/
                                        ___________________________________
                                        James E. Monaghan, Jr.

                            POWER OF ATTORNEY


     Know All Men By These Presents, that the undersigned, A. G. Newmyer, III, hereby constitutes and appoints H. Garrett Thornburg, Jr., Brian J. McMahon, Dawn B. Shapland and Charles W. N. Thompson, Jr., jointly and severally, his attorneys-in-fact, each with power of substitution, for him in any and all capacities, to sign Registration Statements under the Securities Act of 1933 and the Investment Company Act of 1940 for Limited Term Municipal Fund, Inc. and any and all pre- and post-effective amendments to any such Registration Statements, and to file the same with the Securities and Exchange Commission and the various state regulatory agencies, hereby ratifying and confirming all that each of said attorneys-in-fact or his or her substitute or substitutes may do or cause to be done by virtue thereof.

     DATED:  June 21, 1993

                                                   /s/
                                        ___________________________________
                                        A. G. Newmyer, III

                            POWER OF ATTORNEY


     Know All Men By These Presents, that the undersigned, Brian J. McMahon, president of Limited Term Municipal Fund, Inc., hereby constitutes and appoints H. Garrett Thornburg, Jr., Dawn B. Shapland, Steven J. Bohlin and Charles W. N. Thompson, Jr., jointly and severally, his attorneys-in-fact, each with power of substitution, for him in any and all capacities, to sign Registration Statements under the Securities Act of 1933 and the Investment Company Act of 1940 for Limited Term Municipal Fund, Inc. and any and all pre- and post-effective amendments to any such Registration Statements, and to file the same with the Securities and Exchange Commission and the various state regulatory agencies, hereby ratifying and confirming all that each of said attorneys-in-fact or his or her substitute or substitutes may do or cause to be done by virtue thereof.

     DATED:  June 21, 1993

                                                   /s/
                                        ___________________________________
                                        Brian J. McMahon